Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: Sankyo Company, Limited

Subject Company: Daiichi Pharmaceutical Co., Ltd.

and Sankyo Company, Limited

SEC File No. 132-02292

Company Name: Sankyo Co., Ltd.

Representative: Takashi Shoda, President and Representative Director

(Code No.: 4501, First Section, Tokyo Stock Exchange)

Please address inquiries to: Katsuyuki Yogosawa, Director,

Corporate Communications Department

Telephone: +81-3-5255-7034

Sankyo Announces Revised (Increased) FY2004 Year-end Dividend Forecast

At a meeting held on April 27, 2005, the Board of Directors decided to revise (increase) the FY2004 year-end dividend per share forecast, as shown below. This dividend is scheduled for payment following approval at the Ordinary General Meeting of Shareholders planned for late June 2005.

1. Revised Dividend Forecast for FY2004 Year-End Period (April 1, 2004 to March 31, 2005)

	Previous forecast (announced on November 5, 2004)	Revision	Results for FY2003 (ended March 2004)
Interim dividend per share	¥15.00	¥15.00	¥12.50 (of which, ¥2.50 was bonus dividend)
Year-end dividend per share	¥15.00	¥25.00	¥17.50 (of which, ¥7.50 was bonus dividend)
Annual dividend per share	¥30.00	¥40.00	¥30.00 (of which, ¥10.00 was bonus dividend)

2. Reason for Revision

Free cash flow increased following the sale of the Tanashi Plant site. After the business merger with Daiichi Pharmaceutical Co., Ltd., scheduled for October 2005, Sankyo intends to continue expanding its earnings and offer an even more active shareholder returns program.

Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. may file a registration statement on Form F-4 with the U.S. SEC in connection with the proposed business combination of Sankyo and Daiichi under a new holding company by way of a joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, Sankyo and Daiichi plan to mail the prospectus contained in the Form F-4 to their U.S. shareholders prior to the shareholders meetings at which the share exchange will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about Sankyo and Daiichi, the joint share transfer and related matters. U.S. shareholders of Sankyo are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the joint share transfer will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the business combination will be made available to shareholders, free of charge, by calling, writing or e-mailing:

Sankyo Company, Limited Mr. Shigemichi Kondo Corporate Communications Department 3-5-1, Nihonbashi Honcho Chuo-ku, Tokyo 103-8426, Japan Telephone: 81-3-5255-7034 E-mail: shige-k@sankyo.co.jp

Daiichi Pharmaceutical Co., Ltd.

Mr. Toshio Takahashi

Corporate Communications Department

14-10 Nihonbashi, 3-chome

Chuo-ku, Tokyo 103-8234, Japan

Telephone: 81-3-3273-7107

E-mail: andokb5o@daiichipharm.co.jp

You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sankyo and Daiichi and their combined businesses after completion of the joint share transfer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Sankyo and Daiichi believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sankyo and Daiichi securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sankyo and Daiichi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by Sankyo and Daiichi, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Sankyo and Daiichi may file with the U.S. SEC. Other than as required by applicable law, neither Sankyo nor Daiichi undertakes any obligation to update or revise any forward-looking information or statements.